Exhibit 99.1

Aventis Press Release

Your Contacts:

Corinne Hoff	Bethann Coyle
Aventis Global Media Relations	Aventis Global Product Communications
Tel.: +33 (0)3 88 99 19 16	Tel: +1 908 231 5824
Corinne.Hoff@aventis.com	Bethann.Coyle@aventis.com

Aventis announced European Approval for Apidra®

Strasbourg, France – October 4, 2004 – Aventis, part of the sanofi-aventis Group, today announced that Apidra® (insulin glulisine) has been granted marketing authorization by the European Commission.  Apidra® is a rapid acting insulin analogue, for the treatment of type 1 and type 2 diabetes mellitus.

“We are pleased with this European approval and we are looking forward to this important addition to our portfolio of therapeutic solutions for individuals with type 1 and type 2 diabetes.  Apidra® has demonstrated a consistent profile in a wide range of individuals, including the obese.  It also will provide flexibility for individuals needing a rapid acting insulin around their meal.” said Ophra Rebiere, Vice President, Diabetes, Global Marketing at sanofi-aventis.

About Apidra®

Apidra® was submitted for registration in the European Union in June 2003. It received a positive opinion from the EMEA on June 3, 2004 which lead to the final commission decision today.  Apidra® was approved by the U.S. FDA in April 2004.

In Europe, Apidra® is indicated for the treatment of adult patients with diabetes mellitus.  It lowers blood glucose (sugar) levels. In combination with Lantus® (insulin glargine), a 24-hour, peakless basal insulin also made by Aventis, Apidra® provides a synergistic approach to total glucose control for someone with diabetes.  Both products will be offered in similar delivery systems making it easier for the patients who need both basal insulin and prandial insulin coverage.

Apidra® has been studied in clinical trials in adult patients with type 1 and type 2 diabetes. It is designed to be injected shortly before (0-15 minutes) or soon after meals.  It is intended to be given by subcutaneous injection, or by continuous subcutaneous pump infusion.

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Hypoglycemia is the most common adverse effect of insulin therapy, including Apidra®. Adverse events sometimes associated with human insulin therapy include allergic reactions, injection site reaction, lipodystrophy, pruritus and rash.

About Lantus® (insulin glargine [rDNA origin] injection)

Lantus® (insulin glargine [rDNA origin] injection) is indicated for once-daily subcutaneous administration in the treatment of adult patients with type 2 diabetes mellitus who require basal (long-acting) insulin for the control of hyperglycemia and for adult and pediatric patients (6 years of age and older) with type 1 diabetes mellitus.  Lantus® demonstrates a consistent slow, prolonged absorption and a relatively constant concentration/time profile over 24 hours.

Lantus® must not be diluted or mixed with any other insulin or solution.  If mixed or diluted, the solution may become cloudy, and the onset of action/time to peak effect may be altered in an unpredictable manner.

The adverse events commonly associated with Lantus® include the following: hypoglycemia, lipodystrophy, skin reactions (such as injection-site reaction, pruritus, rash), and allergic reactions.  Hypoglycemia is the most common adverse effect of insulins, including Lantus®.

About Amaryl®

Amaryl® retains a favorable safety profile—the incidence of hypoglycemia with Amaryl® as documented by blood glucose values<60mg/dL, ranged from 0.9% to 1.7%.  Other most common adverse reactions (>1%) (n=746) include dizziness (1.7%) asthenia (1.6%), headache (1.5%), and nausea (1.1%).

As with all sulfonylureas, severe hypoglycemia may occur.

About Aventis Diabetes Products

Lantus® (insulin glargine [rDNA origin] injection), which was launched in Germany in 2000, in the U.S. in 2001, in the UK and Ireland in 2002, and in France and Japan and over 40 other countries in 2003, is expected to become the flagship of the Aventis diabetes portfolio. This novel basal insulin analogue with no pronounced peak, which provides 24-hour basal glucose control while being administered just once per day, generated sales of € 487 million in 2003. The global rollout of Lantus® will continue in 2004. In addition to Lantus, Aventis also offers Amaryl® (glimepiride tablets), a once-daily oral sulfonylurea as an adjuvant to diet and exercise that lowers blood glucose levels in type 2 diabetes. Amaryl® generated global sales of € 596 million in 2003. The Insuman® family of insulins generated sales of € 176 million globally in 2003.

Pipeline products include Exubera® (human insulin powder), submitted to the EMEA in early 2004, which is being developed in partnership with Pfizer, Inc., and AVE-0010, a GLP-1 (glucagons-like peptide-1) receptor agonist of the exendin class currently in phase I/II, which is being developed in partnership with Zealand.

Aventis is part of the sanofi-aventis Group.

About sanofi-aventis

The sanofi-aventis Group is the world’s 3rd largest pharmaceutical company, ranking number 1 in Europe.   Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, diabetes, central nervous system, internal medicine, vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT : SAN) and in New York (NYSE : SNY).

Statements in this document containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties.  Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company’s relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection.  Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report - “Document de Référence”- on file with the “Autorité des marchés financiers” in France.